082-35029



Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776



08001609

March 27, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Change of Director's Interest Notice Appendix 3Y for Mr. Roy Furman in relation to his acquisition of 50,000 WDC stapled securities. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms.   Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

27 March 2008

Westfield
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone   02 9358 7000
Facsimile   02 9358 7077
Internet   www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3Y (Change of Director's Interest Notice), as required under Listing Rule 3.19A for Mr Roy Furman in relation to his acquisition of 50,000 WDC stapled securities.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield Holdings Limited ABN 66 001 671 496

Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for Westfield Trust ABN 55 191 750 378 ARSN 090 849 746

Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for Westfield America Trust ABN 27 374 714 905 ARSN 092 058 449

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westfield Group
ABN	Westfield Holdings Limited ABN 66 001 671 496 Westfield Trust ARSN 090 849 746 Westfield America Trust ARSN 092 058 449

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roy Lance Furman
Date of last notice	2 August 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	19 and 20 March 2008
No. of securities held prior to change	Nil
Class	WDC
Number acquired	50,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	25,000 @ US$16.39 (A$17.56) per WDC stapled security 25,000 @ US$16.19 (A$17.94) per WDC stapled security
No. of securities held after change	50,000

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Nature of change	On-market trades
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

11/3/2002

